SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCES
THE FILING OF ITS ANNUAL REPORT ON FORM 20-F
WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Mexico City, Mexico, D.F. July 5, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced today that on June 20, 2011, it filed its annual report on Form 20-F for the year ended December 31, 2010 with the U.S Securities Exchange Commission (SEC).

The Company intends to continue filing its annual reports on Form 20-F in subsequent years as well as its quarterly 6-K ´s, as long as required by applicable law and agreements.

The Form 20-F can be reviewed in the Company’s website (www.satmex.com)

About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.

Contact:
Satélites Mexicanos, S.A. de C.V.

Pablo Manzur Bernabéu, +52 (55) 2629 5800